UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2023

Commission file number:

001-14251

SAP EUROPEAN COMPANY

(Translation of registrant's name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         [X]                                             Form 40-F         [  ]

SAP SE

FORM 6-K

On March 13, 2023, SAP SE, ("SAP"), issued a press release (the “Press Release”) announcing that it has agreed to sell all of its 423 million shares of Qualtrics International Inc. as part of the acquisition of Qualtrics by funds affiliated with Silver Lake (collectively, “Silver Lake”) as well as Canada Pension Plan Investment Board (CPP Investments).

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (the "SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated March 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Christopher Sessar
	Name:	Dr. Christopher Sessar
	Title:	Chief Accounting Officer

By:	/s/ Christian Kastler
	Name:	Christian Kastler
	Title:	Co-Head of Corporate Accounting and Reporting

Date: March 13, 2023

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Press Release dated March 13, 2023

5